December 18, 2024

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. Rossotto:

This letter responds to the comments you provided on August 20, 2024, relating to Post-Effective Amendment No. 89 to the Registrant’s Registration Statement filed on July 1, 2024, for the principal purpose of adding a new series, Avantis U.S. Growth Equity ETF (subsequently renamed Avantis U.S. Quality ETF) (the “Fund”). For your convenience, we restate your comments prior to our responses.

1.Comment: Please explain what “price-to-book ratio” means and explain why it is relevant and consistent with the phrase “attractive price relative to company financials” in the next paragraph.

Response: We have added the following disclosure to explain and clarify the relevance: “Price-to-book ratio is a financial metric that compares a company’s stock price to its book value per share; a higher price-to-book ratio is one way a stock with growth characteristics may be distinguished from a stock with value characteristics.” We have also revised the next paragraph to clarify that the Fund favors companies with attractive prices compared to company financials “relative to others within the fund’s growth-oriented investment universe.”

2.Comment: Briefly disclose what is in the Russell 1000 Growth Index and disclose the market cap of the components.

Response: We have changed the relevant index from the Russell 1000 Growth Index to the MSCI USA Growth IMI Index. We have added language explaining that the MSCI USA Growth IMI Index is “an index of U.S. securities exhibiting overall growth style characteristics.” We respectfully decline to disclose the market cap of the index components; the index includes a broad range of large, mid and small cap companies, and the Fund’s investment universe is not limited to the index’s market capitalization range, so we do not believe this information would be useful to shareholders.

3.Comment: In general, avoid or explain technical terms, and clarify the Fund's investment process in plain English. In addition, disclose the number of securities the Fund will invest in and the market cap of those investments. You refer to "the desired market capitalization”; please explain what this is.

Response: We have deleted the reference to “adjusted cash from operations to book value ratio” and, as noted above, we have added disclosure explaining price-to-book ratio and its relevance to the Fund’s investment process. The “desired market capitalization characteristics” is explained in the

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
December 18, 2024

second paragraph of the “What are the fund’s principal investment strategies?” section – the fund places an enhanced emphasis on securities of companies with smaller market capitalizations relative to others within the fund’s investment universe. We respectfully decline to include disclosure stating the number of securities in which the Fund will invest. In general, the Fund expects to hold approximately 300-500 securities, but this number may change from time to time. The Fund is an ETF that will comply with Rule 6c-11, so current portfolio holdings will always be publicly available should shareholders wish to see the number of securities held by the fund.

4.Comment: Please disclose that purchases and redemptions of creation units primarily with cash may cause the ETF to incur certain costs. Please disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if the fund had made the redemption in kind. In addition, please disclose that these costs could be imposed on the ETF and therefore decrease the ETF's NAV to the extent that the costs are not offset by a transaction fee payable by the authorized participant.

Response: We respectfully direct the Staff’s attention to the following disclosure in the “Cash Transactions Risk,” which we believe sufficiently addresses these risks:

ETFs generally are able to make in-kind redemptions to avoid some costs, including being taxed on gains on the distributed portfolio securities at the fund level. However, because the fund may effect purchases or redemptions fully or partially in cash, rather than in-kind, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the fund recognizes gain on these sales, this generally will cause the fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities in-kind. The fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which may be higher than if the fund sold and redeemed its shares in-kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees. To the extent that these costs are not offset by a transaction fee, the fund may bear the expense.

5.Comment: The prospectus states: “The fund’s investment objective is a nonfundamental investment policy and may be changed by the Board of Trustees without approval by shareholders.” If the Fund will provide any shareholder notice, please disclose so.

Response: We have revised the disclosure to state that the objective may be changed upon 30 days’ notice to shareholders.

6.Comment: The prospectus states: “Equity securities in which the fund may invest include common stock, preferred stock, equity-equivalent securities, such as convertible securities, and derivative instruments that give exposure to equities, such as futures contracts, currency forwards, and swap agreements.” If these kinds of securities are principal investments of the Fund, please disclose them in the summary section and provide risk disclosure. If not, please disclose them in the SAI. Please confirm to us if derivatives are included in the Fund’s 80% test, and if so, that these have economic characteristics similar to U.S. equities.

Response: These kinds of securities are not principal investments of the Fund. This list was intended to clarify what was included in the definition of “equity securities” for purposes of the fund’s 80%

Ms. Karen Rossotto
December 18, 2024

test. As noted above, however, the Fund’s name has been changed and no longer includes the term “Equity,” so we have deleted this sentence from the prospectus.

7.Comment: The prospectus states: “Because the fund is nondiversified, it may hold a relatively smaller number of security positions, or have a relatively larger allocation to top holdings, compared to other similar funds that are diversified.” Please disclose how many securities the Fund will hold.

Response: As noted above, we respectfully decline to make this disclosure in the prospectus; as the prospectus states, full portfolio holdings will be available online on the Fund’s website.

8.Comment: “The Investment Advisor” section makes reference to a 12b-1 plan, but there is no 12b-1 fee disclosed in the fee table. Please revise as appropriate.

Response: The paragraph in question is an accurate description of the Fund’s management agreement; the agreement provides that the advisor will pay all expenses of the Fund, subject to a list of exceptions. Expenses incurred under a 12b-1 plan are specifically included in this list. While the Board of Trustees has determined not to authorize payment of a 12b-1 plan fee at this time, this disclosure describes how such payments would be treated under the management agreement if authorized in the future.

9.Comment: Please confirm if the valuation policies and procedures are approved by the Board.

Response: The valuation policies and procedures have been approved by the Board.

10.Comment: Please confirm to us that the Fund will not charge a 12b-1 fee for one year following the effectiveness of the registration statement.

Response: We confirm.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or (816) 340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Vice President